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                          May 13, 2020

       Mark Iwicki
       Chief Executive Officer
       Kala Pharmaceuticals, Inc.
       490 Arsenal Way, Suite 120
       Watertown, MA 02472

                                                        Re: Kala
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 7, 2020
                                                            File No. 333-238087

       Dear Mr. Iwicki:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Lia Der Marderosian,
Esq.